 Exhibit 99.2
IFRS INR Press Release

Revenue guidance for FY22 revised upwards to 19.5%-20.0%, powered by sequential growth of 7.0% in Q3

Differentiated digital and cloud capabilities drive broad-based growth; healthy operating margins at 23.5%

Bengaluru, India – January 12, 2022: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered strong Q3 performance with sequential growth of 7.0% in a seasonally weak quarter and year-on-year growth of 21.5% in constant currency. Growth remained broad-based and deal momentum robust, with digital transformation rapidly scaling across verticals and regions. Large deal wins accelerated with TCV of $2.53 billion in Q3. Operating margin for the quarter was healthy at 23.5%, with Free Cash Flow conversion at 92.7%. Our talent strategy continued to be a key focus area marked by efforts to further strengthen employee skilling and well-being while nurturing our workforce to fulfil client requirements.

"Our strong performance and market share gains are a testament to the enormous confidence our clients have in us to help them in their digital transformation. This stems from four years of sustained strategic focus on areas of relevance for our clients in digital and cloud, continued re-skilling of our people, and deep relationships of trust that our clients have with us. This is reflected in an upgrade in our revenue guidance to 19.5%-20.0% for FY22. We expect the healthy technology spend to continue with large enterprises progressing on their digital transformations”, said Salil Parekh, CEO and MD. “I am immensely proud of the relentless commitment of our employees during these challenging times and grateful for their extraordinary efforts in delivering success for our clients”, he added.

1.	Key highlights:

For the quarter ended December 31, 2021		For nine months ended December 31, 2021

•	Revenues in CC terms grew by 21.5% YoY and 7.0% QoQ	•	Revenues in CC terms grew by 19.3% YoY

•	Reported revenues at 31,867 crore, growth of 22.9% YoY	•	Reported revenues at 89,365 crore, growth of 20.5% YoY

•	Digital revenues at 58.5% of total revenues, YoY CC growth of 42.6%	•	Digital revenues at 56.3% of total revenues, YoY CC growth of 42.1%

•	Operating margin at 23.5%, decline of 1.9% YoY and 0.1% QoQ	•	Operating margin at 23.6%, decline of 1.0% YoY

•	Basic EPS at 13.86, growth of 13.1% YoY	•	Basic EPS at 38.96, growth of 15.8% YoY

•	FCF at 5,399 crore, YoY decline of 5.0%; FCF conversion at 92.7% of net profit	•	FCF at 17,034 crore, YoY growth of 5.2%; FCF conversion at 103.5% of net profit

“Despite the cost escalations driven primarily by supply side challenges, we delivered another quarter of healthy margins, with improved cost optimization, continued operating leverage and a stable pricing environment”, said Nilanjan Roy, Chief Financial Officer. “We continue to prioritize investments in talent acquisition and development and have further increased our global graduate hiring program to over 55,000 for FY22 to support our growth ambitions”, he added.

2.	Client wins & Testimonials

•	Infosys accelerated Daimler’s transition to sustainable mobility by transferring its High Performance Computing (HPC) workloads used to design vehicles and automated driving technologies to one of Europe’s greenest data centers, Lefdal Mine Datacenter, in Norway. Infosys provided ‘Green Data Center as a Service’, part of Infosys Cobalt, to facilitate Daimler’s journey to net zero. Jan Brecht, Chief Information Officer, Daimler and Mercedes-Benz, said, “A large proportion of our IT energy consumption comes from our data centers which require significant power for computing and cooling. That's why we're transforming our data centers with the support of our partner Infosys, bringing particularly the high-performance computing into one energy efficient solution at Lefdal Mine Datacenter. Not only will we benefit from natural cooling thanks to the cold weather, our operations will also be run on 100% green energy. This initiative marks another important milestone on our journey to becoming CO2 neutral.”

•	Infosys integrated its flagship human-centric digital commerce platform, Infosys Equinox, with Packable IQ (Packable’s proprietary e-commerce platform) to help strengthen Packable’s ability to offer its brand partners an engaging, innovative, and agile Direct to Consumer platform (D2C): “D2C-in-a-box.” Andrew Vagenas, Chief Executive Officer, Packable, said, “We’re thrilled to partner with Infosys. This exciting partnership marks another milestone in the execution of Packable’s strategy of augmenting our D2C platform ecosystem to accelerate brand partners’ revenues and profitability across e-commerce channels. As we continue our journey to becoming a public company, we’re diligently looking for partnerships to help bring the highest-quality services to customers, and this agreement with Infosys Equinox allows us to do just that.”

•	Infosys and bp agreed to develop and pilot an energy as a service (EaaS) solution, which will aim to help businesses improve the energy efficiency of infrastructure and help meet their decarbonization goals. Sashi Mukundan, President, bp India and Senior Vice President, bp Group, said, “At bp, we set out to provide solutions to enable cities and hard to abate industries decarbonize. Integrating advances in energy, mobility and digital technologies and services has huge potential to accelerate the progress towards a more sustainable and resilient future. By bringing together our complementary capabilities, products, and services from bp’s different joint ventures in India, bp and Infosys can help each other – and our customers – achieve energy and sustainability goals faster.”

•	Infosys extended its strategic collaboration with Proximus, Belgium’s leading digital services and communications solutions provider, to digitally transform, develop, and maintain their IT applications with leading AI and automation solutions. Antonietta Mastroianni, Chief Digital & IT Officer, Proximus, said, “As we continue on this journey to elevate our digital initiatives, we were looking for a partner that could understand and provide strength to our digital vision. IT services companies play an imperative role during these times of transformation. Infosys continues to be our strategic partner to drive efficiency in our IT landscape and support us in our digital transformation journey. Having shared a bond with Infosys for over 24 years, its knowledge of the existing landscape and skilled resources will help ensure the success of our initiative. We are happy to extend this collaboration with Infosys and are looking forward to a successful journey together.”

•	Infosys extended its digital innovation partnership with the Australian Open (AO) until the end of 2026. Craig Tiley, CEO of Tennis Australia and Australian Open Tournament Director said, “We are excited to extend our partnership with Infosys until 2026 as part of our ongoing journey of innovation. We look forward to working together to continue to change the way fans, players, coaches and audiences around the world engage with the Australian Open and our sport.”

•	Infosys and ATP recently launched a suite of exciting match stats and analysis tools designed to bring fans, coaches, and media closer to the action of men’s professional tennis through digital innovation. Daniele Sano, ATP Chief Business Officer, said: “As an organisation we are constantly looking for new ways to make the experience of our sport more compelling. Tennis is incredibly data-rich, and Infosys has both technological expertise and passion for tennis to bring it to life in an intuitive way. We are excited for fans to interact with these new features and look forward to future digital innovation together with Infosys.”

•	Infosys and Financial Times collaborated to enhance immersive journalism. Infosys will leverage digital innovation to support the latest creative and engaging data-led storytelling experiences for FT’s readers. James Lamont, Director of Strategic Partnerships, Financial Times, said: “Our readers expect the best from the FT, and we are experimenting with exciting digital ways to bring stories and features to a wider audience. With Infosys' help, we can use technology better and faster to deliver editorial features in more enterprising and eye-catching ways. The expertise Infosys provides to these newsroom projects will help foster a spirit of innovation and reader service that supports our mission to delight and inform the FT's audience.”

•	Infosys recently became the official digital innovation partner of Madison Square Garden (MSG) Sports and MSG Entertainment “Madison Square Garden welcomes millions of people each year and one of our most important priorities is finding new ways to deliver a world-class experience to each and every one of them, down to the smallest detail – this Infosys partnerships helps us do just that,” said Andrew Lustgarten, president and CEO of MSG Sports and president of MSG Entertainment. “Infosys shares our vision for using data and analytics to improve the guest experience, and we couldn’t be more excited that they are joining us in such a significant and integrated partnership.”

3.	Recognitions
•	Infosys won Platinum Award at The Asset ESG Corporate Awards 2021, and won awards for Best Initiative in Diversity and Inclusion and for the Best Investor Relations Team
•	Infosys recognized as a Top Employer in the 2021 India Workplace Equality Index (IWEI), won Silver for LGBT+ Inclusion
•	Infosys recognized among Top 50 India’s Best Workplace for Women 2021 by Great Place To Work in the large companies’ category
•	Infosys recognized as Exemplars of Inclusion in Working Mother & AVTAR Most Inclusive Companies Index 2021
•	Infosys recognized among Top 10 Working Mother and AVTAR Best Company for Women in India in 2021
•	Accredited as a Disability Confident Recruiter by the Australian Network on Disability (AND) for 2020-21
•	Positioned as a leader in Everest – Insurance Platform IT Services PEAK Matrix®2022
•	Positioned as a leader in Everest Group's Platform IT Services in BFS PEAK Matrix® Assessment 2022
•	Positioned as a leader in Everest Group's Finastra IT Services PEAK Matrix® Assessment 2022
•	Positioned as a leader in Everest Enterprise Blockchain Services PEAK Matrix® Assessment 2022
•	Positioned as a leader in Everest Enterprise Quality Assurance (QA) Services PEAK Matrix® Assessment 2022
•	Ranked as a leader in IDC MarketScape – Worldwide Managed Multicloud Services 2021 Vendor Assessment
•	Ranked as a leader in IDC MarketScape – Asia/Pacific Microsoft Dynamics 365 Implementation Services 2021
•	Ranked as a leader in IDC MarketScape – Worldwide Oil and Gas Upstream Asset Management Digital Services 2021
•	Rated as a leader in HFS OneOffice™ Services Top 10: Data and Decision
•	Rated as a leader in HFS OneOffice™ Services Top 10: Native Automation
•	Rated as a leader in HFS Energy Services Top 10, 2021
•	Rated as a leader in HFS Top 10 – Enterprise Blockchain Services, 2021
•	Rated as a leader in HFS Top 10 – Pega Services 2021
•	Positioned as a leader in NelsonHall – Digital Manufacturing NEAT
•	Positioned as a leader in NelsonHall – Advanced Digital Workplace Services 2021
•	Infosys positioned as a Leader in "Next-Gen Application Development and Maintenance Services 2021" ISG Provider Lens Study in U.S.
•	Infosys positioned as a Leader in ‘Public Cloud – Services and Solutions 2021/ Analytics Services 2021 ISG Provider Lens Study 2021’ in ISG Provider Lens™ for U.S, U.K., Brazil and Germany Region.
•	Infosys rated as a Leader in Avasant Intelligent IT Ops RadarView™
•	Infosys rated as a Leader in Avasant’s Blockchain Services 2021-2022 RadarView report
•	Infosys was the overall winner for delivery excellence for one of the largest external CSAT surveys sponsored by ISG - Star of Excellence Awards

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 50 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 46999 63516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(in crore)

	December 31, 2021	March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	15,943	24,714
Current investments	4,147	2,342
Trade receivables	22,569	19,294
Unbilled revenue	9,853	7,527
Other Current assets	8,098	6,856
Total current assets	60,610	60,733
Non-current assets
Property, plant and equipment and Right-of-use assets	18,077	18,417
Goodwill and other Intangible assets	7,899	8,151
Non-current investments	12,066	11,863
Unbilled revenue	940	594
Other non-current assets	9,485	8,628
Total non-current assets	48,467	47,653
Total assets	109,077	108,386
LIABILITIES AND EQUITY
Current liabilities
Trade payables	3,762	2,645
Unearned revenue	6,192	4,050
Employee benefit obligations	2,219	2,020
Other current liabilities and provisions	18,992	15,150
Total current liabilities	31,165	23,865
Non-current liabilities
Lease liabilities	4,481	4,587
Other non-current liabilities	3,653	3,152
Total non-current liabilities	8,134	7,739
Total liabilities	39,299	31,604
Total equity attributable to equity holders of the company	69,401	76,351
Non-controlling interests	377	431
Total equity	69,778	76,782
Total liabilities and equity	109,077	108,386

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(In crore except per equity share data)
	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
Revenues	31,867	25,927	89,365	74,161
Cost of sales	21,415	16,777	59,726	48,250
Gross profit	10,452	9,150	29,639	25,911
Operating expenses:
Selling and marketing expenses	1,325	1,145	3,809	3,427
Administrative expenses	1,643	1,416	4,771	4,302
Total operating expenses	2,968	2,561	8,580	7,729
Operating profit	7,484	6,589	21,059	18,182
Other income, net (3)	459	562	1,508	1,512
Profit before income taxes	7,943	7,151	22,567	19,694
Income tax expense	2,121	1,936	6,116	5,349
Net profit (before minority interest)	5,822	5,215	16,451	14,345
Net profit (after minority interest)	5,809	5,197	16,425	14,275
Basic EPS ()	13.86	12.25	38.96	33.65
Diluted EPS ()	13.83	12.23	38.88	33.59

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2021 which have been taken on record at the Board meeting held on January 12, 2022.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income is net of Finance Cost.